Exhibit 4.15

Projektvertrag

zwischen

Kloepfel Corporate Finance GmbH

Ludwigpalais, Ludwigstr. 8

DE-80539 München

und

Via optronics GmbH

Lettenfeldstraße 15

DE-90592 Schwarzenbruck

im Folgenden der „Auftraggeber“ genannt.

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1.	Ausgangslage

Die Via optronics GmbH, eingetragen unter der HRB Nr. 22650, wurde 2005 von Herrn Jürgen Eichner gegründet und hat sich über die Jahre hin zu einem global agierendem Spezialisten im Bereich der Display- Veredelung entwickelt. Die Produktionsstätten in Deutschland und China sind mit Ihrer Reinraum-Technologie auf Mittel- und Großserienproduktion ausgelegt. Via optronics GmbH besitzt zwei Tochtergesellschaften zu 100% (Via optronics LLC (USA) und Via optronics (Suzhou) Co. Ltd. (CHN)) sowie ein Rep. Office in Taiwan (zusammen „Via optronics Group“). Geschäftsführer von Via optronics GmbH sind Herr Jürgen Eichner sowie Herr Daniel Jürgens.

Die Anteile der Via optronics GmbH werden von den folgenden Gesellschaftern gehalten:

◾	Jürgen Eichner: rund 45,00%
◾	WHEB: rund 55,00%

Neben dem Dual Track (siehe separater Vertrag von Kloepfel Corporate Finance GmbH) sind die Auftraggeber auch daran interessiert, über strategische Add-On Akquisitionen weiter zu wachsen und die Wertschöpfungstiefe zu erweitern. Dieses wird im Folgenden näher beschrieben („Projekt“).

2.	Auftrag
2.1.	Der Auftraggeber beauftragt Kloepfel Corporate Finance GmbH exklusiv mit:
-	der Suche und Identifikation von geeigneten Zielunternehmen entsprechend der Kriterien, die aus der Unternehmensstrategie abgeleitet werden;
-	der Ansprache der geeigneten Personen aus Gesellschafterkreis und/oder Management der Zielgesellschaften und Herstellung der Gesprächsbereitschaft;
-	der verantwortlichen Leitung des gesamten Prozesses bis zum Abschluss einer Transaktion gem. dem nachstehend aufgeführten Leistungsumfang und -inhalt.
2.2.	Die Vertragsparteien sind sich darüber einig, dass der Erfolg des Projektes entscheidend vom aktiven Zusammenwirken zwischen dem Auftraggeber und Kloepfel Corporate Finance GmbH abhängt und eine intensive Zusammenarbeit voraussetzt. Der Auftraggeber wird daher jedwede Aktivitäten, die auf den Abschluss einer Transaktion gerichtet sind, ausschließlich mit Kloepfel Corporate Finance GmbH zusammen durchführen und Kloepfel Corporate Finance GmbH über alle evtl. Interessenten oder sonstige Aktivitäten unterrichten, die für den Prozess relevant sind (Exklusivität).
3.	Leistungsinhalt und –umfang

Zur Durchführung des Projektes übernimmt Kloepfel Corporate Finance folgende Aufgaben:

Phase 1:

3.1.	Projektierung / Analyse und Vorbereitung der Ansprache
3.2.	Identifikation und Selektion von Zielunternehmen

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Phase 2:

3.3.	Ansprache der Targets
3.4.	Grundlagenklärung und Meetings/Workshops
3.5.	Konzeptentwicklung und Angebot/LOI
3.6.	Begleitung der Verhandlungen
3.7.	Begleitung in der Due Diligence & Koordination der verschiedenen (Berater-) Teams
3.8.	Begleitung der Schlussverhandlungen und Vertragsabschluss

Je nach Situation und Verlauf des Prozesses können sich Veränderungen im Prozessumfang oder -ablauf ergeben, die mit dem Auftraggeber abgestimmt werden. Einzelne Bestandteile der beschriebenen Prozesse können somit erweitert oder obsolet werden.

4.	Projektlaufzeit

Dieses Vertragsverhältnis ist auf unbestimmte Zeit abgeschlossen, wobei die Parteien für die Abwicklung des Auftrages mit einer Laufzeit von 6 Monaten rechnen. Der Projektvertrag kann von jeder Vertragspartei mit einer Frist von mind. zwei Wochen zum Ende des laufenden Monats gekündigt werden. Projektbeginn ist der 15. März 2016.

5.	Honorare und Auslagenersatz
5.1.	Kloepfel Corporate Finance GmbH erhält einen monatlichen Retainer i.H.v. € 12.500 für die Aufbereitung und Unterstützung in der Buchhaltung des Auftraggebers sowie zur Erstellung seiner Firmendokumentationen (siehe auch “reverse merger“ etc.). Dieser wird dem Auftraggeber monatlich in Rechnung gestellt. Der monatliche Retainer hat eine Laufzeit von 9 Monaten. Eine frühere Beendigung erfolgt dann, wenn der Erfolgsfall – also der Kauf eines Unternehmens – bereits vor Laufzeitende erfolgt.

Der Retainer wird zu einer Summe von € 37.500 auf das Erfolgshonorar angerechnet (50% von 6 Monaten Retainer-Honorar).

Sollte während der Laufzeit die Via optronics GmbH einen neuen Investor erhalten, so wird die Retainerhöhe ab einem Betrag von € 0 aufwärts erneut verhandelt.

5.2.	Im Erfolgsfall steht Kloepfel Corporate Finance GmbH ein Erfolgshonorar pro Transaktion zu. Erfolgsfall ist der Abschluss von Verträgen (Closing) zur ganzen oder teilweisen Übernahme eines Zielunternehmens oder ähnlichen Verträgen:

Das Erfolgshonorar im Rahmen einer Add-on-Transaktion beträgt dabei pro Zielunternehmen jeweils € 250.000 („Pauschalerfolgshonorar“). Pro abgegebenem LOI an ein Zielunternehmen ist ein Meilenstein-Betrag von € 5.000 als Honorar zu zahlen.

Bei der Add-On Akquisition werden die Retainer oder bereits zuvor geleisteten Honorarzahlungen an mögliche damalige M&A Berater nicht angerechnet. Unabhängig von einer festgestellten Unternehmensbewertung, wird das oben dargestellte Pauschalerfolgshonorar fällig.

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Das Erfolgshonorar entsteht auch, wenn der Erfolgsfall innerhalb von 18 Monaten nach Beendigung des Projektvertrages durch Kündigung der Auftraggeber eintritt. Sofern der separate Vertrag für den Dual Track erfolgreich mit einer Transaktion mit Ayala abgeschlossen wird (Closing), gilt dieser Vertrag automatisch als gekündigt. Kloepfel Corporate Finance GmbH wird dabei weiterhin für die strategischen Wachstumsschritte als präferierter M&A Berater behandelt. Die Nachlauffrist nur der bis dahin in Verhandlung stehenden Add-on Akquisitionen bleibt unberührt. Bei allen anderen Unternehmen wird die Nachlauffrist aufgehoben.

5.3.	Die in Ausführung des Auftrages anfallenden Drittauslagen und Reisekosten trägt der Auftraggeber. Diese werden monatlich nachgewiesen und abgerechnet. Evtl. Auslandsreisen und Drittauslagen sind vor Durchführung mit dem Auftraggeber abzustimmen. Basis hierfür sind € 0,70 je Fahrzeugkilometer sowie die Erstattung von Flug- und Bahnreisen (innerhalb der EU "Economy Class"; außerhalb der EU "Business Class"; Erste Klasse bei Bahnfahrten).
5.4.	Wenn als Ergebnis der durch Kloepfel Corporate Finance GmbH angebahnten Gespräche zwischen den Firmen eine anderweitige strategische kommerzielle Vereinbarung zustande kommt, konkret eine Lizenz-, Vertriebs- oder Produktionsvereinbarung, ein Joint Venture, das/die vorher nicht bestand oder in Anbahnung befindlich war, so wird eine Erfolgsgebühr in Höhe des Pauschalhonorars fällig. Als kommerzielle Vereinbarungen in diesem Sinne gelten nur Verträge, deren Vertragslaufzeit 12 Monate übersteigt.
5.5.	Alle Honorare verstehen sich zuzüglich MwSt. in gesetzlicher Höhe.
6.	Geheimhaltung
6.1.	Kloepfel Corporate Finance GmbH wird sämtliche im Zusammenhang mit dem Projekt erhaltenen Unterlagen und Informationen streng vertraulich behandeln, insbesondere gilt:
●	Kloepfel Corporate Finance GmbH wird vertrauliche Informationen und Unterlagen nur an solche Mitarbeiter ihres Unternehmens weitergeben, die sich ihrerseits zur Geheimhaltung verpflichtet haben und mit dem Projekt befasst sind;
●	Kloepfel Corporate Finance GmbH wird vertrauliche Unterlagen und Informationen an Dritte nur weitergeben, wenn diese sich ihrerseits vorab zur Geheimhaltung verpflichtet haben und von Via optronics freigegeben wurden.
6.2.	Die Verpflichtung zur Geheimhaltung der erhaltenen Informationen und Unterlagen entfällt, soweit diese
●	Kloepfel Corporate Finance GmbH vor dem Empfangsdatum nachweislich bekannt waren oder danach ohne Mitwirkung oder Verschulden von Kloepfel Corporate Finance GmbH bekannt werden;
●	allgemein bekannt sind oder nach dem Empfangsdatum ohne Mitwirkung oder Verschulden von Kloepfel Corporate Finance GmbH allgemein bekannt werden.
6.3.	Die Geheimhaltungsverpflichtungen der Ziffern 6.1 und 6.2 gelten auch für den Auftraggeber hinsichtlich der Informationen, die er von Kloepfel Corporate Finance GmbH über potenzielle Zielunternehmen erhält.

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6.4.	Kloepfel Corporate Finance GmbH ist berechtigt, in Absprache mit dem Auftraggeber auf die Tatsache der Mandatierung und den wesentlichen Gegenstand des Mandats in Veröffentlichungen hinzuweisen sowie den Abschluss der Transaktion in üblicher Weise (Tombstone) zu veröffentlichen.
7.	Salvatorische Klausel

Sollten sich einzelne Bestimmungen dieses Projektvertrages als unwirksam erweisen, so wird die Wirksamkeit der übrigen Bestimmungen hiervon nicht berührt. An die Stelle der unwirksamen Bestimmung tritt eine Regelung, die dem gewollten Zweck am nächsten kommt.

Mündliche Nebenabreden bestehen nicht. Änderungen oder Ergänzungen dieser Vereinbarung bedürfen der Schriftform.

Für das Vertragsverhältnis und die sich hieraus ergebenden Ansprüche gilt ausschließlich deutsches Recht. Erfüllungsort und Gerichtsstand sind am Sitz von Kloepfel Corporate Finance GmbH.

München, den 16.03.2016_________________________

Kloepfel Corporate Finance GmbH

_________________________________________________

Via optronics GmbH

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